SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

DECEMBER 13, 2002

Banco Santander Chile
(Exact name of registrant as specified in its charter)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item
1.	Press release dated December 13, 2002 titled “Banco Santander Chile Commences Exchange Offer”.

Item 1

FOR IMMEDIATE RELEASE

CONTACTS:
Raimundo Monge	Robert Moreno	Desirée Soulodre
Banco Santander Chile	Banco Santander Chile	Banco Santander Chile
562-320-8505	562-320-8284	562-647-6474

BANCO SANTANDER CHILE
COMMENCES EXCHANGE OFFER

•	Banco Santander Chile today commenced an offer to exchange its outstanding 7% subordinated notes due 2007 for new subordinated notes due 2012 and a US dollar amount in cash.

•	Up to US$300,000,000 of Banco Santander Chile’s new notes will be available for the voluntary exchange offer.

•
The purpose of the exchange offer is to extend the maturity profile of the Bank’s subordinated indebtedness and thus allow the Bank to extend the time that its subordinated debt will qualify under Chilean banking regulations as regulatory capital.

•	The new notes are rated A3 by Moody’s and BBB+ by Standard and Poor’s.

SANTIAGO, CHILE – Banco Santander Chile today commenced an offer to exchange its outstanding 7% subordinated notes due 2007 for new subordinated notes due 2012 and a US dollar amount in cash. The interest rate on the new notes and the amount of the cash payment will be determined on the third business day prior to the expiration of the offer, using fixed-spread pricing formulas described in the prospectus and will depend on the yields of certain benchmark US treasury notes at 4:00 p.m. on that day. The old notes were issued under the name Banco Santiago. Upon the merger of Banco Santiago and Banco Santander Chile, Banco Santiago changed its name to Banco Santander Chile. Banco Santander Chile has filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) for this offer and the SEC declared the registration statement effective today.

J.P. Morgan Securities Inc. is acting as the lead dealer-manager for the exchange offer and Santander Central Hispano Investment Securities Inc. is the co-dealer manager for the exchange offer.

Up to US$300,000,000 of Banco Santander Chile’s new notes will be available for the voluntary exchange offer, which will be subject to certain conditions. The offer is set to expire at noon (New York City time) on January 14, 2003, unless Banco Santander Chile decides to extend it.

A copy of the prospectus may be obtained by contacting the information agent, D.F. King & Co., Inc., 77 Water Street, New York, NY 10005, bankers and brokers call collect: (212) 269-5550, all others call toll free: (800) 949-2583.

INVESTORS ARE URGED TO READ, BEFORE MAKING ANY DECISION, THE REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY BANCO SANTANDER CHILE IN RESPECT OF THE EXCHANGE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors can obtain these documents free of charge at the SEC’s website (http://www.sec.gov) or by directing a request to D.F. King & Co., Inc. at the address and phone numbers provided above.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The exchange offer is made solely by the prospectus and the related letter of transmittal and is not being made to, nor will tenders be accepted from or on behalf of, holders of notes in any jurisdiction in which the making of the exchange offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the exchange offer be made by a licensed broker or dealer, the exchange offer shall be deemed to be made on behalf of the dealer manager or one or more registered brokers or dealers licensed under laws of such jurisdiction.

According to the latest figures published by the Superintendencia de Bancos e Instituciones Financieras, Banco Santander Chile was the largest bank in Chile in terms of loans and possessed the largest distribution network with 349 branches and 1,104 ATMs. The Bank’s long term bank deposits are rated Baa1 Moody’s, the Bank’s long term foreign issuer credit rating is A- by Standard and Poor’s and its foreign currency long term debt rating is A- by Fitch. These are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander Central Hispano, which directly and indirectly owns 84.14% of Banco Santander Chile.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: December 13, 2002	By:	/s/ Juan Pedro Santa María
Name: Juan Pedro Santa María
Title: Corporate General Counsel